Exhibit 99.37

UNDERWRITING AGREEMENT

December 9, 2010

Anderson Energy Ltd.

700, 555 – 4th Avenue S.W.

Calgary, Alberta T2P 3E7

Attention:	Mr. Brian H. Dau
President	and Chief Executive Officer

Dear Sir:

Re:	Public Offering of 7.50% Convertible Unsecured Subordinated Debentures

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc. and GMP Securities L.P. (collectively, the “Underwriters”) understand that Anderson Energy Ltd. (the “Corporation”) proposes to issue and sell 50,000 convertible unsecured subordinated debentures (generally, the “Debentures” and, in respect of those 50,000 Debentures, the “Offered Debentures”) of the Corporation, with a face value of $1,000 principal amount per Debenture, a coupon of 7.50% per annum, payable semi-annually in arrears on January 31 and July 31 of each year commencing July 31, 2011, and a maturity date of January 31, 2016 (the “Maturity Date”).

The Debentures will be convertible into Common Shares (as herein defined) at a conversion price of $1.55 per Common Share at any time prior to the close of business on the earlier of the Maturity Date and the Business Day (as herein defined) immediately preceding the date specified by the Corporation for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectuses (as herein defined).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Corporation the Offered Debentures at the Closing Time (as herein defined) in the respective percentages set forth in Section 18 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Debentures at a purchase price of $1,000 per Offered Debenture.

The Underwriters shall be entitled, in connection with the offering and sale of the Offered Debentures, to retain as sub-agents other registered investment dealers or brokers to participate in the solicitation of offers to purchase the Offered Debentures and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Offered Debentures from other registered investment dealers or brokers (where registration is necessary). The Underwriters shall obtain undertakings from any sub-agents retained to act on their behalf to offer the Debentures for sale only as permitted under Applicable Securities Laws (as herein defined) and on the terms and conditions hereof. The Underwriters will have the exclusive right to select such sub-agents and the fees payable to such sub-agents shall be for the account of the Underwriters.

1. Interpretation

In this Agreement, the following terms shall have the meanings set out below:

(a)	“affiliate”, “associate”, “material change”, “material fact”, “misrepresentation” and “subsidiary” have the respective meanings given to them in the Securities Act (Alberta);

(b)	“Agreement” means this agreement, as it may be amended, modified, restated or supplemented from time to time;

(c)	“AIF” means the annual information form of the Corporation for the year ended December 31, 2009 dated March 31, 2010;

(d)	“Applicable Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions and all discretionary decisions, orders or rulings, if any, made by such securities regulatory authorities in connection with the transactions contemplated hereby;

(e)	“Auditors” means KPMG LLP, chartered accountants, Calgary, Alberta, as auditors of the Corporation;

(f)	“Business Day” means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in Calgary, Alberta;

(g)	“Canadian GAAP” means Canadian generally accepted accounting principles;

(h)	“Claim” has the meaning given to it in subsection 13(a);

(i)	“Closing” means the completion of the issue and sale by the Corporation of the Offered Debentures pursuant to this Agreement;

(j)	“Closing Date” means December 31, 2010 or such other date as the Corporation and the Underwriters may agree to, but in any event not later than January 31, 2011;

(k)	“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree to;

(l)	“Common Shares” means the common shares in the capital of the Corporation;

(m)	“Debenture Indenture” means the trust indenture to be entered into as of the Closing Date between the Corporation and the Debenture Trustee governing the terms of the Debentures;

(n)	“Debenture Trustee” means Valiant Trust Company, in its capacity as the debenture trustee under the Debenture Indenture;

(o)	“distribution” means “distribution” or “distribution to the public” as those terms are defined under Applicable Securities Laws;

(p)	“Environmental Laws” has the meaning ascribed thereto in subsection 8(qq);

(q)	“Final Passport System Decision Document” means a receipt for the Prospectus issued in accordance with the Passport System;

(r)

“Financial Statements” means collectively, the audited consolidated financial statements of the Corporation as at and for the financial years ended December 31, 2009 and 2008, together with the notes thereto and the auditor’s report thereon and management’s discussion and analysis of the results of operations and financial condition relating thereto and the unaudited consolidated financial statements of the Corporation as at September 30, 2010 and for the three and nine months ended September 30, 2010 and 2009, together with the notes thereto and management’s discussion and analysis of the results of operations and financial condition relating thereto;

(s)	“GLJ” means GLJ Petroleum Consultants Ltd., Calgary, Alberta;

(t)	“GLJ Report” means the independent engineering evaluation of the Corporation’s oil and gas interests prepared by GLJ dated March 18, 2010 and effective December 31, 2009;

(u)	“Goods and Services Tax” means tax payable under Part IX of the Excise Tax Act, R.S.C. 1985, c. E-15;

(v)	“Hazardous Substances” has the meaning ascribed thereto in subsection 8(qq);

(w)	“Indemnified Party” has the meaning given to it in subsection 13(a);

(x)	“Licenses” has the meaning ascribed thereto in subsection 8(c);

(y)	“Material Adverse Change” means a change in the business, operations, results of operations, business prospects, earnings, liabilities (contingent or otherwise), condition (financial or otherwise), or capital of the Corporation or its subsidiaries on a consolidated basis having a Material Adverse Effect;

(z)	“Material Adverse Effect” means a material adverse effect on the business, operations, results of operations, business prospects, earnings, liabilities (contingent or otherwise), condition (financial or otherwise), or capital of the Corporation and its subsidiaries on a consolidated basis;

(aa)	“Material Subsidiaries” means any subsidiary of the Corporation, the total assets of which constitute more than 5% of the consolidated assets of the Corporation or the total revenues of which constitute more than 5% of the consolidated revenues of the Corporation, in each case as of the date of, or in respect of, the year ended December 31, 2009 and, without limitation, including 1023095 Alberta Ltd. and Anderson Energy Partnership;

(bb)	“MI 11-102” means Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators, as amended or replaced;

(cc)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, as amended or replaced;

(dd)	“Notice” has the meaning given to it in Section 23 hereof;

(ee)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced;

(ff)	“Offering” means the offering of Offered Debentures to Purchasers pursuant to the Prospectus;

(gg)	“Passport System” means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to MI 11-102 and NP 11-202;

(hh)	“Preliminary Passport System Decision Document” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

(ii)	“Preliminary Prospectus” means the English and French language versions of the preliminary short form prospectus of the Corporation to be dated December 15, 2010, including the documents incorporated by reference therein, and any amendments thereto in respect of the distribution of the Offered Debentures;

(jj)	“Prospectus” means the English and French language versions of the (final) short form prospectus of the Corporation, including the documents incorporated by reference therein, and any amendments thereto in respect of the distribution of the Offered Debentures;

(kk)	“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions in compliance, or intended compliance, with any Applicable Securities Laws including, without limitation, the Preliminary Prospectus and the Prospectus, as well as the following documents:

(i)	the AIF (including the schedules thereto);

(ii)	the Financial Statements;

(iii)	the management information circular and proxy statement of the Corporation dated March 31, 2009 with respect to the annual general and special meeting of shareholders held on May 14, 2009; and

(iv)	the management information circular and proxy statement of the Corporation dated March 31, 2010 with respect to the annual general meeting of shareholders held on May 13, 2010; and

(v)	any interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report, business acquisition report, information circular or other document of the Corporation of the type required by NI 44-101 to be incorporated by reference in the Prospectuses filed after the date of this Agreement;

(ll)	“Purchasers” means persons who purchase Offered Debentures pursuant to the Offering and “Purchaser” means any one of them;

(mm)	“Qualifying Jurisdictions” means each of the provinces of Canada;

(nn)	“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Jurisdictions;

(oo)	“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this Agreement;

(pp)	“subsidiary” means a subsidiary in respect of the Corporation within the meaning of the Business Corporations Act (Alberta) and also includes the Anderson Energy Partnership;

(qq)	“Supplementary Material” has the meaning given to it in subparagraph 4(d)(xii);

(rr)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(ss)	“Transfer Agent” means Valiant Trust Company;

(tt)	“TSX” means the Toronto Stock Exchange; and

(uu)	“Underwriters’ Fee” has the meaning given to it in Section 2 hereof.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “sections”, “subsections”, “clauses”, “subparagraphs” or “schedules” are to the appropriate section, subsection, clause, subparagraph or schedule of or to this Agreement.

Unless otherwise expressly provided in this Agreement, a statutory provision includes references to that provision as modified, replaced, amended and/or re-enacted from time to time (after the date of the Agreement) and any prior or subsequent subordinate legislation made under it.

Any statement, representation or warranty qualified by reference to the awareness, knowledge, information or belief of any person or any other similar expression is deemed to include an additional statement that it has been made with due and careful consideration after such person has made all reasonable enquiries and all such investigations as could reasonably be expected to be made or considered in the context of the Offering.

2. Underwriters’ Compensation

In consideration for their services hereunder, the Corporation agrees to pay to the Underwriters at the Closing Time, a fee of $40.00 per Offered Debenture (being an aggregate amount of $2,000,000) (the “Underwriters’ Fee”).

For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax and any taxable supplies provided will be incidental to the exempt financial services provided.

3. Compliance with Securities Laws

The Underwriters will offer the Offered Debentures for sale to the public in the Qualifying Jurisdictions on behalf of the Corporation, directly and through sub-agents, only as permitted by Applicable Securities Laws, and upon the terms and conditions set forth in the Prospectus and in this Agreement. For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Debentures are qualified for distribution in the Qualifying Jurisdictions where a receipt or similar document for the Prospectus shall have been obtained from the Securities Commissions following the filing of the Prospectus. The Corporation shall fulfill and comply with, to the satisfaction of the Underwriters (acting reasonably), the Applicable Securities Laws required to be fulfilled or complied with by the Corporation to issue the Offered Debentures in the Qualifying Jurisdictions, pursuant to the Prospectus, through the

Underwriters or sub-agents who comply with the Applicable Securities Laws of the Qualifying Jurisdictions.

4. Distribution and Certain Obligations, Covenants and Warranties of the Underwriters and the Corporation

(a)	The Offered Debentures will be offered for sale and distributed by the Underwriters, their respective affiliates and any sub-agents only in those jurisdictions where and to persons to whom they may be lawfully offered for sale, distributed or sold and upon the terms and conditions set forth in this Agreement and the Prospectus, as applicable.

(b)	The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and any Supplementary Material.

(c)	Each of the Underwriters severally hereby represents, warrants and covenants to the Corporation and each acknowledges that the Corporation is relying upon such representations, warranties and covenants that:

(i)	it, its affiliates and sub-agents (if any) shall (A) use their respective best efforts to solicit subscriptions for and to offer the Offered Debentures for sale as agent of the Corporation, and (B) will do so only pursuant to the terms of this Agreement and in compliance with all applicable securities or equivalent legislation of each jurisdiction in which Purchasers are solicited in connection with the Offering, including Applicable Securities Laws, provided, however, that an Underwriter will not be liable to the Corporation under this subsection 4(c)(i) with respect to a default by any other Underwriter under this subsection 4(c)(i) if the first Underwriter is not itself also in default;

(ii)	it, its affiliates and sub-agents (if any) will not advertise the Offering outside the Qualifying Jurisdictions in printed media of general and regular paid circulation, radio, television or any other medium directed at or accessible to the general public;

(iii)	it, its affiliates and sub-agents (if any) will not, in connection with the Offering, make any representation or warranty with respect to the Offered Debentures except as may be set forth in the Preliminary Prospectus and the Prospectus;

(iv)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions to be completed by it under this Agreement on the terms and conditions set forth herein;

(v)	it, its affiliates and sub-agents (if any) are or will be at all relevant times duly qualified under Applicable Securities Laws in those jurisdictions in which it, its affiliates and sub-agents (if any), will act as underwriter in connection with the Offering so as to permit them to lawfully fulfil their obligations under this Agreement;

(vi)	the Underwriters shall provide written notice to the Corporation of the gross proceeds of distribution realized in each of the Qualifying Jurisdictions as soon as reasonably practicable, but in any event, not later than 30 calendar days following the Closing Date;

(vii)	it will cause a covenant similar to those set forth in paragraphs (i), (ii), (iii), (v) and (viii) to be obtained from any member of the Selling Dealer Group in connection with the distribution of the Offered Debentures; and

(viii)	it, its affiliates and sub-agents (if any) shall keep all information provided to the Underwriters and their counsel by the Corporation or any of its representatives in connection with the due diligence conducted by the Underwriters confidential and such information shall not be:

(A)	used by the Underwriters or by any of its affiliates, sub-agents or representatives in any way detrimental to the Corporation or its affiliates;

(B)	disclosed by the Underwriters or by any of its affiliates, sub-agents or representatives in any manner whatsoever in whole or in part, without the prior written consent of the Corporation; or

(C)	used by the Underwriters or by any of its affiliates, sub-agents or representatives, directly or indirectly, for any other purpose other than evaluating the transactions contemplated herein,

other	than, information which:

(A)	at the time of its disclosure to the Underwriters is, or thereafter becomes, generally available to, and known by the public (other than as a result of a disclosure directly or indirectly by the Underwriters, its affiliates, sub-agents or representatives);

(B)	was available to the Underwriters on a non confidential basis from a source (other than the Corporation) who, to the knowledge of the Underwriters, after due inquiry, is not prohibited from disclosing such information to the Underwriters by a legal, contractual, fiduciary, equitable or other obligation of confidentiality to the Corporation; or

(C)	has been independently acquired or developed by the Underwriters without violating any of its obligations under this Agreement.

(d)	The Corporation hereby represents, warrants and covenants to the Underwriters and acknowledges that the Underwriters are relying upon such representations, warranties and covenants that:

(i)	the Corporation shall comply with its obligations under the Applicable Securities Laws in connection with the distribution of the Offered Debentures;

(ii)	the Corporation will, prior to the Closing Date, make available its senior management persons to meet with potential investors if so requested by the Underwriters;

(iii)	the Corporation shall use its best efforts to ensure that the Offered Debentures and the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures are conditionally approved for listing on the TSX on the Closing Date, subject only to fulfilment of such conditions as may be specified by the TSX within the period specified by the TSX, and the Corporation shall provide a copy of the conditional listing approval from the TSX for the same prior to the Closing Time;

(iv)	the Corporation shall use its best efforts to obtain in a timely manner the required final consents, approvals and authorizations of the TSX of the transactions contemplated in connection with the Offering;

(v)	the Corporation shall use its best efforts to obtain, to the extent not already obtained, any necessary regulatory consents from the securities regulatory authorities of the Qualifying Jurisdictions for the Offering on such terms as are mutually acceptable to the Corporation and the Underwriters, each acting reasonably, and shall make all necessary filings and use its best efforts to obtain all other necessary regulatory and other consents and approvals required in the Qualifying Jurisdictions, in connection with the transactions contemplated by this Agreement;

(vi)	the Corporation shall fulfil all legal requirements that must be fulfilled by it to permit the issue, offering and sale of the Offered Debentures as contemplated in this Agreement including, without limitation, in compliance with the Applicable Securities Laws;

(vii)	at all times prior to the Closing Time, the Corporation shall continue to operate its business and the business of the Material Subsidiaries in the ordinary course, in compliance with all applicable laws;

(viii)	the Corporation shall not later than December 15, 2010, have prepared and filed the Preliminary Prospectus and other documents required under the Applicable Securities Laws in each of the Qualifying Jurisdictions and designated the Alberta Securities Commission as the principal regulator under the Passport System and shall have obtained from the Alberta Securities Commission a Preliminary Passport System Decision Document dated not later than December 15, 2010, evidencing that a receipt has been or is deemed to be issued for the Preliminary Prospectus in each Qualifying Jurisdiction, such Preliminary Prospectus to be in form and substance satisfactory to each of the Corporation and the Underwriters, each acting reasonably;

(ix)	forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, the Corporation shall prepare and file the Prospectus and other documents required under Applicable Securities Laws in each of the Qualifying Jurisdictions and use all commercially reasonable efforts to obtain a Final Passport System Decision Document on or prior to December 22, 2010, such Prospectus to be in form and substance satisfactory to each of the Corporation and the Underwriters, each acting reasonably;

(x)	the Corporation shall deliver to the Underwriters contemporaneously with or prior to the filing of the Preliminary Prospectus and the Prospectus, as the case may be, with the Securities Commissions:

(A)	an executed copy of the Preliminary Prospectus and the Prospectus, as applicable;

(B)	executed copies of any other material document required to be filed by the Corporation at such time under Applicable Securities Laws in connection with the filing of the Preliminary Prospectus and the Prospectus, as applicable; and

(C)	copies of any documents incorporated by reference therein that have not been previously delivered to the Underwriters;

(xi)	the Corporation shall prepare and deliver to the Underwriters, prior the filing thereof, duly signed copies of any amendment to the Preliminary Prospectus or the Prospectus or any amended or supplemented Preliminary Prospectus or Prospectus (collectively, the “Supplementary Material”), and any other document required to be filed in connection therewith under Applicable Securities Laws which are, or are deemed to be, incorporated by reference in the Preliminary Prospectus or the Prospectus, which Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably;

(xii)	at the respective times of delivery to the Underwriters pursuant to this Section 4 of the French language version of the Preliminary Prospectus and Prospectus:

(A)	an opinion of counsel in Quebec addressed to the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version thereof and of any documents incorporated therein by reference (except for any financial statements or financial information which is the subject of the opinion of the auditors referred to below, as to which no opinion need be expressed by Quebec counsel) is in all material respects a complete and proper translation of the English version thereof; and

(B)	an opinion of the Auditors addressed to the Underwriters and dated the date of the Preliminary Prospectus and the Prospectus, as applicable, to the effect that the French version of the financial statements and financial information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English version thereof;

(xiii)	the Corporation shall cause commercial copies of the Preliminary Prospectus, the Prospectus to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request. Such delivery shall be effected as soon as practicable and, in any event, on or before the date that is two Business Days after the issue of the Preliminary Passport System Decision Document and the Final Passport System Decision Document, as applicable. The Corporation shall similarly cause to be delivered copies of any Supplementary Material;

(xiv)	concurrently with the filing of the Prospectus, the Corporation shall deliver a “long-form” comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to certain financial and accounting information relating to the Corporation in the Prospectus, which letter shall be in addition to the auditors’ reports contained or incorporated by reference in the Prospectus and any auditors’ comfort letters addressed to the Securities Commissions;

(xv)	the Corporation shall at all times prior to Closing, allow the Underwriters and their representatives to conduct all due diligence which the Underwriters may reasonably require to be conducted in order to fulfill their obligations under Applicable Securities Laws and in order to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in connection with the Prospectus, and it shall be a condition precedent to the Underwriters’ execution of any certificate in the Prospectus that it be satisfied in its sole discretion as to the form and content of the Prospectus;

(xvi)	the obligation of the Underwriters to execute any certificate or deliver any documents pertaining to the Prospectus shall be conditional upon compliance by the Corporation to the date of such execution and delivery, with each of its covenants contained in paragraph 4(d)(xii) and paragraph 4(d)(xiv) to be complied with prior to the filing of the Prospectus;

(xvii)	the Corporation is qualified to file a Prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions pursuant to the provisions of NI 44-101; and

(xviii)	the Prospectus will incorporate by reference all financial statements and other documents that are required by NI 44-101.

5. Deliveries and Related Matters

(a)	The Corporation shall, as soon as reasonably possible, deliver to the Underwriters as many copies of the documents comprising the Public Record that are incorporated by reference in the Preliminary Prospectus and the Prospectus as the Underwriters may reasonably request and such delivery shall constitute the Underwriters’ authority to use such documents in connection with the Offering.

(b)	Delivery of the Preliminary Prospectus and Prospectus and any Supplementary Material shall constitute a representation and warranty by the Corporation to the Underwriters and their respective affiliates that, as at the respective dates of the Preliminary Prospectus, the Prospectus and Supplementary Material, as the case may be:

(i)

taken on the whole, all information and statements (except information and statements relating solely to the Underwriters and their affiliates and provided by such Underwriters in writing for inclusion therein and statements, forecasts, estimates and expressions of opinion, belief, intention and expectation) contained in the Preliminary Prospectus, Prospectus and any Supplementary Material are true and correct in all material respects and contain no misrepresentation, and the

Preliminary Prospectus, the Prospectus and the Supplementary Material (if any) constitute full, true and plain disclosure of all material facts relating to the Offered Debentures and the Common Shares;

(ii)	no material fact or information has been omitted from the Preliminary Prospectus, the Prospectus or the Supplementary Material, as the case may be (except facts or information relating solely to an Underwriter or its affiliates) which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances under which it was made;

(iii)	except as set forth or contemplated in the Preliminary Prospectus, Prospectus or any Supplementary Material, there has been no Material Adverse Change (actual, anticipated, contemplated, proposed or threatened) since December 31, 2009; and

(iv)	without prejudice to the generality of the foregoing, all statements, forecasts, estimates and expressions of opinion, belief, intention and expectation contained in the Preliminary Prospectus, Prospectus and any Supplemental Material are fairly and honestly given, expressed or held and have been (I) sourced from the GLJ Report, or (II) made after due and proper consideration and are reasonably based on facts known to the Corporation and, to the extent that they are based on reasonable assumptions, have regard to the facts which are known to the Corporation, and there are no material facts or information known (including but not limited to title to the properties of the Corporation) or which could with due inquiry have been known to the Corporation which are not disclosed in the Preliminary Prospectus and Prospectus and any Supplementary Material, and which would reasonably be considered to:

(A)	make any statement therein (whether of fact or opinion) inaccurate or misleading; or

(B)	invalidate or qualify any assumption made in support of any statement therein (whether of fact or opinion); or

(C)	be material for disclosure to the Underwriters in relation to the Offering.

Such deliveries shall also constitute the Corporation’s consent to the use by the Underwriters of the Preliminary Prospectus, Prospectus and any Supplementary Material in connection with the offer and distribution of the Offered Debentures in the Qualifying Jurisdictions in compliance with this Agreement and the Debenture Indenture, and in accordance with Applicable Securities Laws.

6. Material or Significant Change During Distribution

The Corporation agrees that:

(a)	during the period commencing on the date hereof and ending on the completion of the distribution of the Offered Debentures, the Corporation shall promptly inform the Underwriters in writing of the full particulars of:

(i)	any actual, anticipated, contemplated, proposed or threatened material change in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its subsidiaries, taken as a whole;

(ii)	any material fact that has arisen or has been discovered which would have been required to have been stated in the Preliminary Prospectus, Prospectus or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of the document; or

(iii)	any change in any material fact or matter covered by a statement contained in the Preliminary Prospectus, Prospectus and any Supplementary Material which change would result in a misrepresentation in the Preliminary Prospectus, Prospectus and any Supplementary Material as it exists in its entirety immediately prior to such change or which would result in the Preliminary Prospectus, Prospectus and any Supplementary Material as it exists in its entirety immediately prior to such change not complying (to the extent that such compliance is required) with Applicable Securities Laws in all material respects;

(b)	during the period commencing on the date of the Preliminary Prospectus and ending on the completion of the distribution of the Offered Debentures, the Corporation will forthwith, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters acting reasonably, with all applicable filing and other requirements under Applicable Securities Laws or any other applicable laws as a result of such material fact or material change contemplated in subsection 6(a) provided that the Corporation shall not file any Supplementary Material without first obtaining the approval of the Underwriters (such approval not to be unreasonably withheld or delayed), after consultation with the Underwriters with respect to the form and content thereof;

(c)	in addition to the provisions of subsection 6(a) and subsection 6(b) above, the Corporation will, in good faith, discuss with the Underwriters any change, event or fact contemplated in subsection 6(a) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under subsection 6(a). The Corporation shall also co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters deem appropriate in order to fulfill their obligations as underwriters and to enable the Underwriters to responsibly execute any certificate related to such Supplementary Material required to be executed by them; and

(d)	until the completion of the distribution of the Offered Debentures, the Corporation shall forthwith advise the Underwriters of, and provide the Underwriters with copies of:

(i)	the issuance by any securities regulatory authority, including the TSX, or by any other competent authority of any order suspending or preventing the use of the Preliminary Prospectus, Prospectus and any Supplementary Material or any cease-trading or stop order or any halt in trading relating to any securities of the Corporation (including the Offered Debentures) or of the institution or threat of institution of any proceedings for that purpose; and

(ii)	the receipt by the Corporation of any communication from any securities regulatory authority, including the TSX, or from any other competent authority relating to the Preliminary Prospectus, Prospectus and any Supplementary Material, the Offering or the distribution of the Offered Debentures or any Common Shares.

The Corporation shall use its best efforts to prevent the issuance of any such cease-trading or stop order and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable.

7. Change in Securities Laws

If during the period commencing on the date hereof and ending on the completion of the distribution of the Offered Debentures, there shall be any change in Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, the Corporation shall, to the reasonable satisfaction of the Underwriters, use its best efforts to promptly prepare and file such Supplementary Material with the Securities Commission in each of the Qualifying Jurisdictions where such filing is required, provided that the Corporation shall not file any such Supplementary Material without first obtaining the approval of the Underwriters (such approval not to be unreasonably withheld or delayed), after consultation with the Underwriters with respect to the form and content thereof.

8. Other Representations and Warranties of the Corporation

The Corporation hereby represents and warrants as follows to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in connection with their execution and delivery of this Agreement and the performance of their obligations hereunder:

(a)	the Corporation has been duly amalgamated and organized and is validly existing under the laws of the Province of Alberta, is duly qualified to carry on its business as now conducted and to own, lease and operate its property and assets and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to execute and deliver this Agreement and the Debenture Indenture and to perform its obligations under this Agreement and the Debenture Indenture;

(b)	the Material Subsidiaries have been duly incorporated or formed, as the case may be, and organized and are validly existing under the laws of their jurisdiction of incorporation or formation, as the case may be, are duly qualified to carry on their business as now conducted and to own, lease and operate their property and assets (through its general partners, in the case of Anderson Energy Partnership) and are in good standing in each jurisdiction in which the conduct of their business or the ownership, leasing or operation of their property and assets requires such qualification;

(c)

each of the Material Subsidiaries and the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is current with all material filings required to be made in each jurisdiction in which its business is carried on, and holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the “Licenses”) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing;

(d)	although it does not warrant title, the Corporation does not have reason to believe that each of the Corporation and its subsidiaries does not have good and marketable title to or the irrevocable right (subject to the title documents and agreements relating thereto, laws, regulations, orders and directives of general application) to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that: (i) the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Corporation or any of its subsidiaries except for bank security, as disclosed in the Financial Statements or those arising in the ordinary course of business (including oil and gas standard permitted encumbrances), and to the knowledge of the Corporation; (ii) the Corporation and its subsidiaries hold their respective Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; (iii) to the knowledge of the Corporation there are no defects, failures or impairments in the title of the Corporation or its subsidiaries to its oil and natural gas properties subject always to the terms of applicable leases, agreements, laws, regulations, orders and directives of general application and other permitted encumbrances arising in the ordinary course of business, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which, in aggregate, could reasonably be expected to have a Material Adverse Effect on: (A) the quantity and pre-tax present value of estimated future net revenue values of oil and natural gas reserves of the Corporation and its subsidiaries as shown in the GLJ Report; (B) the current production of the Corporation and its subsidiaries (taken as a whole); or (C) the current cash flow of the Corporation and its subsidiaries (taken as a whole);

(e)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which 172,483,101 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable as at the date hereof;

(f)	the issued and outstanding Common Shares are listed and posted for trading on the TSX under the symbol “AXL”;

(g)	except as set out in the Prospectus or as contemplated in this Agreement, (i) no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of the Corporation, and (ii) no other rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Corporation, are outstanding;

(h)

all of the issued and outstanding securities in the capital of the Material Subsidiaries have been validly issued and are outstanding as fully paid and non-assessable. The Corporation is the registered and beneficial owner of all of the issued and outstanding securities in the capital of the Material Subsidiaries (other than the units of Anderson Energy Partnership owned of record and beneficially by 1023095 Alberta Ltd.), all of which securities are owned free and clear of any mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except pursuant to security interests given in respect of the Corporation’s credit facilities), and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, subscription for or issuance of any of the issued or unissued securities of the Material Subsidiaries and no rights, warrants or options to acquire, or securities or instruments convertible into or exercisable or exchangeable for, any shares in the capital of the Material Subsidiaries, are outstanding;

(i)	the Corporation has no operating subsidiaries, other than the Material Subsidiaries;

(j)	the Corporation has full power and authority to issue the Offered Debentures and the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures in accordance with the provisions of this Agreement and the Debenture Indenture and (i) at the Closing Date, the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, the Offered Debentures will be duly and validly issued as fully paid and non-assessable and will conform to the description thereof contained in the Prospectus and (ii) the Common Shares issuable upon the conversion or redemption or at maturity of the Offered Debentures will, upon the issuance thereof in accordance with the terms of the Debenture Indenture, be duly and validly created and issued and will be fully paid and non-assessable;

(k)	all necessary corporate action has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement and the Debenture Indenture, the issuance, sale and delivery of the Offered Debentures, the issuance and delivery of the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures and the payment of the Underwriters’ Fee, all in accordance with the provisions of this Agreement and the Debenture Indenture;

(l)	this Agreement has been, and the Debenture Indenture will, on the Closing Date be, duly executed and delivered by the Corporation and this Agreement constitutes, and the Debenture Indenture will, on the Closing Date constitute, a valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, and the enforceability of any provision exculpating a party from liability or duty otherwise owed by it, may be limited by applicable law;

(m)

the execution and delivery of this Agreement and the Debenture Indenture, the issue, sale and delivery of the Offered Debentures, the issue and delivery of the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures and the performance or the consummation of the transactions contemplated in this Agreement and the Debenture Indenture, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral) or instrument, including any material contract, to which the Corporation or the Material Subsidiaries is a party or by which any of them is bound, or to which any of their property or assets is subject, which breach or violation or the consequences thereof, alone or in the aggregate, would reasonably be expected to have a Material Adverse Effect; nor will such action conflict with or result in any violation of the provisions of the articles of incorporation or other constating documents, by-laws or resolutions of the Corporation or the Material Subsidiaries or any statute applicable to the Corporation or its Material Subsidiaries including without limitation, the Applicable Securities Laws or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Corporation and its Material Subsidiaries or any of their properties which violation or the consequences thereof, alone or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(n)	except as may be required under Applicable Securities Laws and the rules of the TSX and which will be obtained prior to the Closing Time, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or regulatory body is required for the issue, sale and delivery by the Corporation of the Offered Debentures or the issue and delivery by the Corporation of the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures or the consummation by the Corporation of the transactions contemplated in this Agreement and the Debenture Indenture;

(o)	the forms and terms of the definitive certificates representing the Debentures and the Common Shares are in due and proper form under the laws governing the Corporation and under the requirements of the TSX and, in the case of the Debentures, complies with the terms and conditions of the Debenture Indenture;

(p)	Valiant Trust Company has been duly appointed as the registrar and transfer agent for the Common Shares and will, on the Closing Date be, duly appointed as trustee and registrar and transfer agent for the Offered Debentures under the Debenture Indenture;

(q)	to the knowledge of the Corporation, no order to cease or suspend trading of any securities of the Corporation has been issued by any stock exchange, securities commission or other regulatory authority and is continuing in effect, and to the knowledge of the Corporation, no proceedings for such purpose have been instituted, are continuing or pending or contemplated or threatened;

(r)	to the knowledge of the Corporation, the Corporation has duly filed or delivered all reports, filings, disclosures, releases and other materials required to be filed with or delivered to any securities regulatory authority having jurisdiction under applicable laws (including, without limitation, periodic timely disclosure filings and other materials required to be filed by a “reporting issuer” under Applicable Securities Laws in the Qualifying Jurisdictions). All such reports, filings, disclosures, releases or other materials were prepared in material compliance with applicable laws (including Applicable Securities Laws) and, as of the date of the filing or delivery thereof, none of such reports, filings, disclosures, releases or other materials contained any misrepresentation;

(s)

to the knowledge of the Corporation, there are no claims, actions, suits, arbitrations, proceedings or investigations (whether or not purportedly on behalf of the Corporation or a Material Subsidiary) pending, contemplated or threatened, at law or in equity or before or by any federal, provincial, municipal or other governmental department, court, commission, board or agency, domestic or foreign, which could reasonably be expected to have a Material Adverse Effect or restrict or prohibit the Corporation from complying with its obligations hereunder, including any claim or question as to the validity of the issuance, sale or delivery of the Offered Debentures or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or the Debenture Indenture, or could reasonably be expected to result in the revocation, cancellation or suspension of any of the Licenses;

(t)	the Corporation will use the net proceeds from the Offering to repay debt and for general corporate purposes as more particularly set out in the Prospectuses;

(u)	neither the Corporation nor any of the Material Subsidiaries is: (i) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement, license agreement, lease or other agreement (written or oral), undertaking or instrument, including any material contract, to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, reasonably be expected to have a Material Adverse Effect; or (ii) in violation of the provisions of its articles of incorporation or other constating documents, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties or agreements which violation or the consequences thereof would, alone or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(v)	neither the Corporation nor any of the Material Subsidiaries has received notice from any court or governmental or regulatory authority of any jurisdiction in which it carries on a material part of its business or owns or leases any material property or in or from which it licenses any products, technologies, patents or other intellectual property, of any restriction on its ability to or of a requirement for it to qualify to, nor is the Corporation or the Material Subsidiaries otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as currently conducted, except such qualifications as have been satisfied;

(w)	except as disclosed in the Public Record, since December 31, 2009 (i) there has not been any material change or a change in a material fact (actual, proposed, threatened or contemplated) in the business, affairs, property, liabilities (contingent or otherwise), operations, capital or prospects of the Corporation or the Material Subsidiaries, taken as a whole, and (ii) there has been no transaction entered into by the Corporation or the Material Subsidiaries, other than those in the ordinary course of business, which is material to the Corporation and the Material Subsidiaries, taken as a whole, and (iii) the Corporation has not entered into any agreement or taken any action which would reasonably be expected to interfere with the ordinary and normal conduct of its business as currently conducted;

(x)	the Financial Statements were prepared in accordance with Canadian GAAP consistently applied throughout the periods covered thereby and, subject to annual year-end adjustments in the case of the unaudited interim consolidated financial statements, present fairly, in all material respects, the financial position and condition of the Corporation on a consolidated basis as at the dates thereof and for the periods covered thereby;

(y)	the Corporation does not have any material liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in notes to financial statements prepared in accordance with Canadian GAAP except as are shown in the Financial Statements;

(z)	there are no loans or other indebtedness of shareholders or any persons not dealing at arms length with the Corporation owing to or by the Corporation that are currently outstanding, except as disclosed in the Financial Statements;

(aa)	no material information was withheld from the Auditors for the purposes of preparing the Financial Statements and all information provided to the Auditors for such purposes was given in good faith;

(bb)	the Corporation believes that the GLJ Report reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of the Corporation as at the effective date thereof in respect of reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the price assumptions contained therein;

(cc)	no material information was withheld from GLJ for the purposes of preparing the GLJ Report and all information provided to GLJ for such purpose was given in good faith;

(dd)	the Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (absolute, accrued, contingent or otherwise) or indebtedness of any other person, firm or corporation, other than the indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable law and other rights of indemnification granted under registrar and transfer agency agreements, under agency or underwriting agreements, to the Corporation’s bankers or pursuant to operating or other agreements in the ordinary course of business and except as disclosed in the Public Record;

(ee)	each of the Material Subsidiaries and the Corporation has filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date hereof to the extent such taxes have become due or have been alleged to be due by the competent taxing authority, except to the extent that the failure to so file or pay would not reasonably be expected to have a Material Adverse Effect, and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued, thereon which might reasonably be expected to have a Material Adverse Effect;

(ff)	except as disclosed in the Public Record and in the written responses to the Underwriters’ due diligence questions prepared in connection with the Offering (including without limitation stock option agreements entered into pursuant to the Corporation’s stock option plan and joint venture arrangements with a current director of the Corporation or corporations he controls) the Corporation is not party to any agreement, contract or arrangement (written or oral) with any party not at arm’s length to the Corporation other than those entered into with a subsidiary of the Corporation and other than indemnification agreements with directors and officers;

(gg)	with such exceptions as are not material to the Corporation and its subsidiaries (taken as a whole), each of the Material Subsidiaries and the Corporation has made adequate provision for all taxes payable and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or its Material Subsidiaries, and to the knowledge of the Corporation, there are no actions, suits, proceedings, investigations or claims pending or threatened against the Corporation or its Material Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(hh)	other than this Agreement and the Debenture Indenture or as disclosed in the Public Record, there are no agreements, contracts, arrangements or understandings (written or oral) that are material to the business and affairs of the Corporation and its Material Subsidiaries (taken as a whole), or which if terminated, might reasonably be expected to have a Material Adverse Effect;

(ii)	other than as disclosed in the Public Record, the Corporation is not aware of any legislation or change in legislation applicable to it which it anticipates might reasonably be expected to have a Material Adverse Effect;

(jj)	the corporate records and minute books of the Corporation and its subsidiaries which have been made available to the Underwriters and their counsel for review contain, in all material respects, complete and accurate minutes of all meetings of the directors (or, with respect to the minutes of meetings of the directors of the Corporation that have not yet been approved, drafts thereof), and shareholders of the Corporation and its subsidiaries and signed copies of all resolutions and by-laws duly passed or confirmed by the directors or shareholders of the Corporation and its subsidiaries other than at a meeting;

(kk)	the Corporation and/or the Material Subsidiaries obtain insurance with respect to the properties and businesses of the Corporation and the Material Subsidiaries of the types and in the amounts deemed adequate by the Corporation for their respective businesses, as such businesses are currently being conducted;

(ll)	other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Corporation, that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(mm)	no event has occurred and is subsisting or, to the Corporation’s knowledge, is about to occur which constitutes or would constitute a default under, or result in the acceleration by reason of default of, any obligations under any agreement, undertaking, instrument or arrangement to which any of the Corporation or the Material Subsidiaries is a party or by which it or any of its properties, revenues or assets are bound, which would, in any such case, reasonably be expected to have a Material Adverse Effect;

(nn)

except as disclosed in the Public Record and in the written responses to the Underwriters’ due diligence questions prepared in connection with the Offering, there are not any material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to any acquisition or divestiture, or proposed acquisition or divestiture, by the Corporation or the Material Subsidiaries of any material interest in any business (or part of a business) or company the completion of which is or could reasonably be expected to be material to the Corporation and its subsidiaries (taken as a whole), nor are there any other contracts in contemplation, which would require disclosure in the Public Record;

(oo)	there has not been in the last five years any “disagreement” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Auditors and the Corporation;

(pp)	the Offered Debentures issued on the Closing Date and the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures will not be subject to any statutory hold period under the Applicable Securities Laws;

(qq)	each of the Corporation and its subsidiaries has conducted, and is conducting, its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies (“Environmental Laws”) of each jurisdiction in which it carries on business relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (“Hazardous Substances”) or the licensing thereof; and to the knowledge of the Corporation each of the Corporation and its subsidiaries holds all material licenses, registrations, permits, authorities and qualifications in all jurisdictions in which each of the Corporation and its subsidiaries carries on its business which are necessary or desirable to carry on the business of the Corporation and its subsidiaries as now conducted and as presently proposed to be conducted, and all such licenses, registrations, permits, authorities and qualifications are to the knowledge of the Corporation valid and existing and in good standing and none of such licenses, registrations, permits, authorities or qualifications contains any burdensome term, provision, condition or limitations which has or would reasonably be expected to have any Material Adverse Effect that would not similarly affect entities carrying on substantially the same business as the Corporation and its subsidiaries (taken as a whole); neither the Corporation nor any of its subsidiaries has received notice of any proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of an unfavourable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect; neither the Corporation nor any of its subsidiaries has received any notice of, or been prosecuted for, an offence alleging non-compliance with any Environmental Laws, and neither the Corporation nor any of its subsidiaries has settled any allegation of non-compliance short of prosecution; and to the knowledge of the Corporation as at the date of this Agreement there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or its subsidiaries, nor has the Corporation or any of its subsidiaries received notice of any of the same in respect of which non-compliance by the Corporation and its subsidiaries would reasonably be expected to have a Material Adverse Effect;

(rr)	any and all operations of the Corporation and, to the best of the Corporation’s knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation, have been conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authorities;

(ss)	all filings by the Corporation, pursuant to which the Corporation has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could reasonably be expected to cause any amount previously paid to the Corporation, or previously accrued on the accounts thereof, to be recovered or disallowed;

(tt)	the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices in all material respects;

(uu)	to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation;

(vv)	the Corporation’s most recent public pronouncements concerning production guidance continue to be true and correct in all material respects; and

(ww)	the Corporation is a “reporting issuer” in each of the provinces of Canada that has such a concept within the meeting of the Applicable Securities Laws in such provinces and is not in default of any requirements of Applicable Securities Laws thereof.

9. Closing Matters

(a)	At the Closing Time, subject to paragraph (c) below, the Corporation shall deliver a definitive certificate or certificates representing the Offered Debentures sold in connection with the Offering, registered in the name of CDS & Co. or in such other name or names as BMO Nesbitt Burns Inc. shall notify the Corporation in writing not less than 48 hours prior to the Closing Time, against payment by the Underwriters to the Corporation of the aggregate purchase price for the Offered Debentures by wire transfer.

(b)	At the Closing Time, the Corporation shall also deliver payment to BMO Nesbitt Burns Inc., on behalf of the Underwriters, by wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriters’ Fee set forth in Section 2.

(c)	If the Corporation determines to issue all or part of the Offered Debentures (other than Offered Debentures sold to Purchasers pursuant to Regulation D (as defined in Schedule “A” hereto) which shall be issued in registered, definitive certificated form) as a book-entry only security in accordance with the rules and procedures of CDS Clearing and Depository Services Inc. (“CDS”), then, as an alternative to the Corporation delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in paragraph (a) above:

(i)	the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii)

the Corporation shall cause the Debenture Trustee as registrar and transfer agent of the Offered Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder (or such portion of the Offered Debentures that are to be issued as a book entry only security), registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

Notwithstanding the foregoing, the Underwriters may, in their discretion, deliver the amount payable in respect of the Offered Debentures referred to in paragraph (a) above net of the amount referred to in paragraph (b) above.

10. Conditions

(a)	The Underwriters’ obligations hereunder shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement, and the Underwriters receiving the following at the Closing Time:

(i)	a certificate or certificates dated as of the Closing Date, addressed to the Underwriters and signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers of the Corporation acceptable to the Underwriters, with respect to the articles of incorporation or other constating documents and by-laws of the Corporation, the resolutions of the board of directors of the Corporation authorizing this Agreement, the Debenture Indenture and the Offering, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Underwriters may reasonably request;

(ii)	a certificate or certificates dated as of the Closing Date, addressed to the Underwriters and signed by each of the Chief Executive Officer and Chief Financial Officer of the Corporation or such other officers of the Corporation acceptable to the Underwriters, certifying for and on behalf of the Corporation and not in their personal capacity that to the best of their knowledge, information and belief:

(A)	the Corporation has complied with and satisfied in all material respects all covenants, terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(B)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time (and, with respect to the representations and warranties contemplated by subsection 5(b), as if the Prospectus was delivered to the Underwriters at the Closing Time);

(C)	the responses provided by the Corporation at the due diligence sessions held in connection with the filing of the Preliminary Prospectus and the Prospectus would not be materially different at the Closing Time, as if made at such time;

(D)	no event of a nature referred to in paragraph 12(a)(i), (ii), or (iii) (without regard for this purpose, to the opinion of an Underwriter as provided therein) has occurred or to the knowledge of such officer is pending, contemplated or threatened; and

(E)	such other matters as the Underwriters may reasonably request;

(iii)	a favourable legal opinion dated as of the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Purchasers, the Underwriters and their counsel from counsel to the Corporation, Bennett Jones LLP or other counsel acceptable to the Underwriters, as to certain matters governed by the laws of Canada and the Qualifying Jurisdictions;

(iv)	evidence satisfactory to the Underwriters, acting reasonably, that the TSX has conditionally approved the listing of the Offered Debentures and the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures on the TSX, subject to compliance with all requirements of the TSX;

(v)	the Underwriters’ Fee payable at the Closing Time as set forth in Section 2;

(vi)	evidence satisfactory to the Underwriters, acting reasonably, that the Corporation has obtained a Final Passport System Decision Document for the Prospectus;

(vii)	a comfort letter from the Auditors dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters, bringing the information contained in the comfort letters referred to in paragraph 4(d)(xiv) hereof forward to the Closing Date, provided that such comfort letter shall be based on a review by the Auditors having a cut-off date not more than two Business Days prior to the Closing Date; and

(viii)	a fully executed copy of the Debenture Indenture.

(b)	The Corporation agrees with the Underwriters to use its best efforts to procure satisfaction of the conditions contained in this Section 10 by the times and dates stated herein. Any condition may be waived, in whole or in part, and the time of satisfaction of any condition may be extended, by the Underwriters (acting in their absolute discretion and without any obligation to make any such waiver or extension) by written notice to the Corporation.

(c)	If any condition is not satisfied in all respects or waived by the Underwriters or becomes incapable of being satisfied (and is not so waived) by the Closing Time or such later time as the Underwriters may agree, then the obligations of the Corporation and the Underwriters, as applicable, under this Agreement and of the Corporation shall cease and terminate and no party shall have any claim against the others for costs, damages, compensation or otherwise except:

(i)	in respect of any prior breach by any party of the terms of this Agreement;

(ii)	the provisions of Sections 1, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23 shall remain in full force and effect; and

(iii)	the Corporation shall pay to the Underwriters the costs, charges and expenses referred to in Section 16.

11. Additional Covenants

Other than pursuant to the Offering the Corporation will not, without the prior written consent of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. (on behalf of the Underwriters), such consent not to be unreasonably withheld: (i) from the date hereof until that date that is 90 days following the Closing Date, directly or indirectly, issue, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into any agreement or understanding, to issue, sell or exchange any Common Shares or securities exchangeable or convertible into Common Shares (and such action being hereinafter referred to as an “Issuance”); and (ii) until completion of the distribution of the Offered Debentures, make any distributions to shareholders of the Corporation out of the normal course. Notwithstanding the foregoing, the Corporation may: (A) grant stock options under the Corporation’s existing stock option plan; (B) issue Common Shares to the holders of stock options that are outstanding on the date hereof and are exercisable by their terms within such 90 day period; and (C) issue Common Shares upon the conversion of the Offered Debentures. It is understood that if BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. do not specifically object in writing to any proposed Issuance of which they are given written notice by the Corporation, within 48 hours after being given such notice they shall be deemed for the purposes of this Section 11 to have given their prior written consent to such Issuance. It is further understood that any information regarding a proposed Issuance provided by the Corporation to BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. shall be treated as confidential, shall be used solely for the purpose of determining whether or not to provide consent under this Section 11 and shall not be communicated to other persons within BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. other than on a “need to know” basis for the purpose of determining whether to provide consent to the Issuance under this Section 11.

12. Rights of Termination

(a)	In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their respective obligations hereunder (and any obligations of any affiliates and any sub-agents), by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures is made, or proceedings are announced or commenced for the making of any such order, by any securities commission, stock exchange, or similar regulatory authority, and has not been rescinded, revoked or withdrawn, which operates or could operate to prevent or restrict trading in the Offered Debentures or Common Shares or distribution thereof in any of the Qualifying Jurisdictions;

(ii)

any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened in relation to the Corporation or any order is made by any securities commission, stock exchange, or any other federal, provincial or other governmental authority in relation to the Corporation, or the Corporation’s directors and officers in their capacity with the Corporation which, in the sole opinion of the Underwriters (or any one of them) acting reasonably, operates to prevent or restrict materially the distribution or trading of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures or which, in the sole opinion of the Underwriters (or any one of them), acting reasonably, adversely impacts the marketability of the Offered Debentures in a material manner;

(iii)	there should occur or be announced by the Corporation any change, fact or event which results, or in the sole opinion of the Underwriters (or any one of them) might reasonably be expected to result, in a Material Adverse Effect or a material adverse effect on the market price or value of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures;

(iv)	there should develop, occur or come into effect or existence any event, action, state, condition, financial occurrence or catastrophe of national or international consequence or any law or regulation, which, in the sole opinion of the Underwriters (or any one of them) acting reasonably, materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation, such that it would not be practical (in the sole opinion of the Underwriters or any one of them) acting reasonably to market the Offered Debentures;

(v)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement;

(vi)	the Underwriters (or any one of them) shall determine that there exists any fact or circumstance not disclosed at the date hereof which would have, in the opinion of the Underwriters (or any one of them), acting reasonably, a Material Adverse Effect on the market price or value of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures; or

(vii)	there is announced a change or proposed change in the income tax laws of Canada or any province thereof or the interpretation or administration thereof and such change, in the sole opinion of the Underwriters (or any one of them), acting reasonably, could reasonably be expected to have a Material Adverse Effect on the market price or value of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures.

(b)	The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by the Underwriters.

(c)	The rights of termination contained in subsection 12(a) may be exercised by each of the Underwriters (on its own behalf and on behalf of its affiliates and any sub-agents) and are in addition to any other rights or remedies each Underwriter (or its affiliates or sub-agents) may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the terminating Underwriter (or its affiliates or sub-agents) to the Corporation or on the part of the Corporation to the terminating Underwriter, except in respect of any liability or obligation (i) which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination, or (ii) under Sections 1, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23 which will remain in full force and effect.

13. Indemnification

(a)	The Corporation agrees to indemnify and hold harmless the Underwriters and each of their affiliates and each of their respective directors, officers, employees, Underwriters, partners, and each other person, if any, directly or indirectly controlling the Underwriters or any of their respective affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all liabilities, claims (including shareholder actions, derivative or otherwise), actions, losses (other than loss of profits), costs, damages and expenses, joint or several, including (subject to subsection 13(b) below) the aggregate amount paid in reasonable settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred (collectively the “Losses”) in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened by a third party against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(i)	any services rendered to the Corporation by the Indemnified Party under this Agreement;

(ii)	any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Preliminary Prospectus, the Prospectus and any Supplemental Material) contained in the Preliminary Prospectus, the Prospectus and any Supplemental Material, or in any certificate or other document of the Corporation filed with or delivered to any securities commission, stock exchange or similar regulatory authority, being or being alleged to be untrue, false or misleading;

(iii)	any omission or alleged omission to state in the Preliminary Prospectus, Prospectus and any Supplemental Material or in any certificate or other document of the Corporation filed or delivered pursuant to this Agreement, or otherwise filed with or delivered to any securities commission, stock exchange or similar regulatory authority, any fact or information (except facts relating solely to the Underwriters), whether or not material, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)

any order made or inquiry, investigation or proceeding, whether formal or informal, commenced, announced or threatened by any securities regulatory authority or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, omission or misrepresentation relating solely to the Underwriters and provided or not provided by the Underwriters in writing) in the Preliminary Prospectus, Prospectus and any Supplemental Material, or in any certificate or other document of the Corporation filed with or delivered to any securities commission, stock exchange or similar regulatory authority, or based upon any failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by an Underwriter, any other Indemnified Party or any member of the Selling Dealer Group (if any)) or other applicable securities laws, preventing or restricting the trading in or the sale or distribution of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures in any of the Qualifying Jurisdictions;

(v)	the breach by the Corporation of any representation, warranty, term or condition of this Agreement or the failure of the Corporation to comply with any of its obligations under this Agreement or the Debenture Indenture;

(vi)	the Corporation’s failure to comply with any requirement of any securities legislation or regulatory requirements of the Qualifying Jurisdictions in connection with the Offering;

(vii)	the non-compliance or alleged non-compliance by the Corporation with any Applicable Securities Law or any other applicable securities law in connection with the Offering and the transactions contemplated pursuant to this Agreement, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection, but excluding acts or omissions of an Underwriter, any other Indemnified Party or any member of the Selling Dealer Group (if any);

(viii)	any misrepresentation in the responses provided by the Corporation to the Underwriters at any due diligence sessions held in connection with the Offering, other than information contained in the GLJ Report or that: (i) is forward-looking or that relates to projections, forecasts, estimates, intentions or expectations or constitute expressions of opinion, (ii) was prepared by the Corporation in good faith, and (iii) was believed to be honestly and fairly based; and

(ix)	the allotment, issue, transfer, sale, offering and delivery of the Offered Debentures or the Common Shares issuable upon conversion or redemption or at maturity of the Offered Debentures by the Corporation pursuant to the provisions of this Agreement, the Debenture Indenture, the Preliminary Prospectus, the Prospectus and any Supplemental Material (or any of them);

provided, however, that this indemnity may not be relied upon by any Indemnified Party in respect of any Losses (or any portion thereof) if and to the extent that a court of competent jurisdiction has determined (in a final judgment which has become non-appealable) that such Losses result from the negligence, dishonesty, wilful misconduct or fraud by that Indemnified Party (or, in the case of an Underwriter, any of its affiliates or any of their respective directors, officers, employees, agents, partners, control persons or affiliates) or where such Indemnified Party (or, in the case of an Underwriter, any of its affiliates or any of their respective directors, officers, employees, agents, partners, control persons or affiliates) is in breach of, default under or non-compliance with any material covenant, term, condition, representation or warranty contained in this Agreement or where such reliance is prohibited under law.

(b)	If any Claim is asserted against any Indemnified Party or if any potential Claim contemplated by this section shall come to the knowledge of an Indemnified Party, the Indemnified Party will promptly notify the Corporation in writing of the nature of such Claim, but the omission to so notify the Corporation will not relieve the Corporation from any liability which it may have to any Indemnified Party under this section unless such omission has materially prejudiced the defence of such Claim. The Indemnified Party shall provide the Corporation with such information and copies of such documents relating to the Claim as the Corporation may reasonably request, provided that the Indemnified Party shall not be under any obligation to provide the Corporation with a copy of any document or information which is privileged in the context of the Claim or over which a claim of privilege has been made. No admission of liability or settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld or delayed).

(c)	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this section and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(d)	In any Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and participate in the defence of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation does not assume the defence of the Claim within a reasonable period of time of being notified of such Claim; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added, third or impleaded party) include both the Indemnified Party and the Corporation, and in the opinion of counsel to the Indemnified Party, the representation of both parties by the same counsel would be inappropriate due to the actual or potential conflicting interests between them, or additional defences are available to an Indemnified Party, in each of which cases the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. In no event shall the Corporation be required to pay the reasonable fees and expenses of more than one set of counsel in any one jurisdiction for all of the Indemnified Parties in respect of any particular Claim or related set of Claims.

14. Contribution

(a)

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms or insufficient to hold any Indemnified Party harmless, the Corporation (the “Indemnifier”) and the party or parties seeking indemnification shall contribute to all Losses suffered or incurred by any Indemnified Party as a result of a Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifier on the one hand and any

Indemnified Party on the other hand from the distribution of the Offered Debentures but also the relative fault of the Indemnifier or any Indemnified Party as well as any relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and by the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material, or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the Claim, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 13 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Corporation or the Underwriters, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Claim, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 13. Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in this subsection 14(a).

The Indemnifier shall in any event be liable to contribute to the Losses suffered or incurred by an Indemnified Party as a result of a Claim, any amounts in excess of the Underwriters’ Fee or any portion of such fee actually received by the relevant Underwriter. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters’ Fee or any portion of such fee actually received. However, no party who has been determined by a court of competent jurisdiction (in a final judgment which has become non-appealable) to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

(b)	The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	If the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or otherwise at law or in equity, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined under subsection 14(a); and

(ii)	the amount of the Underwriters’ Fee actually received by the Underwriters from the Corporation in connection with the Offering under this Agreement.

(d)	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this section and the Underwriters agree to accept such trust and to hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

15. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

16. Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the Offering including the issue, sale and delivery of the Offered Debentures, and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, shall be paid for, or reimbursed to the Underwriters, by the Corporation including, without limitation, fees and expenses payable in connection with the issue, sale and delivery of the Offered Debentures, the fees relating to listing of the Offered Debentures and the Common Shares issuable upon redemption or conversion or at maturity of the Offered Debentures on the TSX, all fees and expenses of the Auditors, all fees and expenses of the Debenture Trustee and the reasonable out-of-pocket fees and expenses (plus Goods and Services Tax) of the Underwriters incurred in connection with the Offering (including, without limitation, “road shows”, marketing meetings, marketing documentation and travel expenses in connection with due diligence, marketing meetings and “road shows”). Notwithstanding the foregoing, the fees and disbursements of the Underwriters’ counsel shall be borne by the Underwriters; provided that if the purchase and sale of the Offered Debentures is not completed due to any failure of the Corporation to comply with the terms of this agreement, the Corporation shall reimburse the Underwriters in respect of such fees and disbursements.

17. Survival

The representations, warranties, obligations and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the offer and sale of the Offered Debentures shall survive the offer and sale of the Offered Debentures and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Debentures by the Underwriters or the termination of the Underwriters’ obligations hereunder and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the distribution of the Offered Debentures.

18. Several Liability of Underwriters

The Underwriters’ rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a)	each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Debentures set forth opposite their names set forth in this Section 18; and

(b)	if at the Closing Time, any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Offered Debentures, the remaining Underwriters shall be obligated severally to purchase such Offered Debentures which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Offered Debentures which one or more of the Underwriters has failed to purchase exceeds 15.0% of the total number of Offered Debentures which the Underwriters have agreed to purchase, the remaining Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Debentures which would otherwise have been purchased by the defaulting Underwriters which fail to purchase. In any such case either a non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected. If any non-defaulting Underwriter elects not to exercise such right to purchase and no other non-defaulting Underwriter elects to exercise such right to purchase so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. (on behalf of the Underwriters) and the Corporation for the purchase of such Offered Debentures are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Corporation, to terminate, without liability (except under Section 14, if applicable), its obligation to purchase its original percentage of the Offered Debentures and (ii) the Corporation shall have the right to terminate its obligations hereunder without liability on its part except under Sections 13, 14 and 16 hereof in respect of non-defaulting Underwriters. Any action taken under this Section 18(b) shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

BMO Nesbitt Burns Inc.	30.0%
RBC Dominion Securities Inc.	30.0%
Cormark Securities Inc.	12.5%
National Bank Financial Inc.	12.5%
CIBC World Markets Inc.	7.5%
GMP Securities L.P.	7.5%

19. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any Notice, waiver, extension or communication given by or on behalf of the Underwriters by BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Sections 13, 14 or 18 or any matter referred to in Section 12.

20. Time of the Essence

Time shall be of the essence of this Agreement.

21. Governing Law and Venue

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws applicable therein. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of the Province of Alberta, sitting in the City of Calgary with respect to any dispute related to this Agreement.

22. Currency

All funds referred to in this Agreement shall be in Canadian dollars unless otherwise specified.

23. Notice

(a)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

(i)	if to the Corporation, addressed and sent to:

Anderson Energy Ltd.

700, 555 – 4th Avenue S.W.

Calgary, Alberta T2P 3E7

Attention:        Brian H. Dau

                           President and Chief Executive Officer

Fax:                 (403) 261-2792

with a copy to:

Bennett Jones LLP

4500, 855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention:         David Spencer

Fax:                   (403) 265-7219

(ii)	if to the Underwriters, addressed and sent to:

BMO Nesbitt Burns Inc.

2200, 333 – 7th Avenue S.W.

Calgary, Alberta T2P 2Z1

Attention:        Shane C. Fildes

Fax:                  (403) 515-1525

RBC Dominion Securities Inc.

1100, 888 – 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:        Darrell Law

Fax No.:            (403) 299-6900

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue S.W.

Calgary, Alberta T2P 3N9

Attention:        Alyson Goldman

Fax:                  (403) 260-0332

or to such other address as any of the persons may designate by Notice given to the others.

(b)	Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and: (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent provided a report of successful transmission is obtained.

24. Conflict of Interest

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their respective clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their respective clients. To the extent that the Underwriters’ statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their respective clients conflict with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their fiduciary duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to satisfy their fiduciary duties to their clients.

25. Entire Agreement

This Agreement constitutes the entire agreement, and supersedes any prior agreement (whether oral or written), between the parties hereto with respect to the subject matter hereof.

26. Announcements and Public Disclosure

(a)

During the period between the date of this Agreement and the earlier of the date that the Underwriters terminate their obligations pursuant to this Agreement and Closing (the “Access Period”), the Corporation shall provide the Underwriters with a copy of all press releases to be issued by the Corporation concerning the Offering prior to the issuance thereof, and shall give the Underwriters and their counsel an opportunity to provide reasonable comments on any such press release. In addition, during the Access Period, the Corporation shall provide the Underwriters with a copy of all documents to be disseminated to the public by the Corporation and that will form a part of the Public Record prior to the dissemination thereof, and shall give the Underwriters and their counsel an opportunity to review said documents prior to their dissemination. The Corporation shall use all reasonable efforts to ensure that employees of the Corporation and its subsidiaries and advisers to the Corporation observe the restriction set out in this clause as if they were parties hereto.

(b)	Notwithstanding the foregoing, nothing contained in this section shall prevent the Corporation from issuing a press release or disseminating and filing a document that will form a part of the Public Record forthwith in the event that counsel advises that it is necessary in order to comply with Applicable Securities Laws or the requirements of any regulatory authority or the rules or policies of the TSX.

27. Counterparts/Facsimile Signatures

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

The foregoing is agreed by the parties as of the date first mentioned above.

BMO NESBITT BURNS INC.

By:	(signed) “Shane C. Fildes”
Name:	Shane C. Fildes

RBC DOMINION SECURITIES INC.

By:	(signed) “Darrell Law”
Darrell Law

CORMARK SECURITIES INC.

By:	(signed) “Ryan A. Shay”
Ryan A. Shay

NATIONAL BANK FINANCIAL INC.

By:	(signed) “Thomas E. MacInnis”
Thomas E. MacInnis

CIBC WORLD MARKETS INC.

By:	(signed) “Brian D. Heald”
Brian D. Heald

GMP SECURITIES L.P.

By:	(signed) “Christopher T. Graham”
Christopher T. Graham

ACCEPTED AND AGREED to as of this 9th day of December, 2010.

ANDERSON ENERGY LTD.

By:	(signed) “Brian H. Dau”
Brian H. Dau
President and Chief Executive Officer